Table of Contents

EXHIBIT 4.8

Agreement between Telesp Celular Participações S.A. and Fixcel S.A. dated as of April 25, 2003 for the acquisition of 64.03% of the voting capital stock of Tele Centro Oeste Celular Participações S.A. —English Summary

     Share Sale and Purchase Agreement (the “Agreement”) dated March 25, 2003, among Fixcel S.A., a Brazilian Corporation (the “Seller”), and Telesp Celular Participações S.A., a Brazilian corporation (the “Purchaser”), whereby the Purchaser acquired 77,256,410,396 common shares, or 64.0% of the outstanding voting capital stock of Tele Centro Oeste Celular Participações, S.A., a Brazilian Corporation (“TCO”), from the Seller for approximately R$1,505.6 million, including the escrow arrangementamount discussed below.

     The Agreement also included the following shares of TCO subsidiaries:

a) 6,423,108 shares of Telegoiás Celular S.A., a Brazilian Corporation and a Band A mobile telephone service provider, representing approximately 97.7% of its total capital;

b) 674,651 shares of Telemat Celular S.A. , a Brazilian Corporation and a Band A mobile telephone service provider, representing approximately 97.8% of its total capital;

c) 1,192,656 shares of Telems Celular S.A., a Brazilian Corporation and a Band A mobile telephone service provider, representing approximately 98.5% of its total capital;

d) 685,223 shares of Teleron Celular S.A., a Brazilian Corporation and a Band A mobile telephone service provider, representing approximately 97.2% of its total capital;

e) 1,890,956 shares of Teleacre Celular S.A., a Brazilian Corporation and a Band A mobile telephone service provider, representing approximately 98.4% of its total capital;

f) 70,800,639 shares of Norte Brasil Telecom S.A., a Brazilian Corporation and a Band B mobile telephone service provider, representing approximately 98.3% of its total capital; and

g) 999,996 shares of TCO-IP S.A., a Brazilian Corporation and a wireless internet provider, representing approximately 100.0% of its total capital.

     The Agreement sets forth an escrow arrangement amount of R$50 million, whereby R$40 million of which was to be held by the Purchaser for one years and R$10 million of which was to be held by the Purchaser for five years, for liabilities against which the Seller would indemnify the Purchaser and from the Purchaser would deduct the amounts for which the Seller was liable. In the case that such liability exceeded R$50 million, the Seller would not be paid back any amount and in the case that such liability did not exceed R$50 million, the remaining escrow arrangement amount would be paid back to the Seller.

     The Agreement also sets forth that any costs or risks of a public offering in respect of tag along rights that are set forth in the Article 254-A of Brazilian Corporate Law will be borne by the Purchaser.